As filed with the Securities and Exchange Commission on December 23, 2025

Securities Act File No. 333-289063

Investment Company Act File No.  811-23727

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No.

Post-Effective Amendment No. 2 ☒

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒

Amendment No. 10 ☒

ARES PRIVATE MARKETS FUND

(Exact name of Registrant as specified in Charter)

c/o Ares Capital Management II LLC

245 Park Avenue

44th Floor

New York, NY 10167

(Address of principal executive offices)

(212) 750-7300

(Registrant's telephone number)

Katherine Hurley

c/o Ares Capital Management II LLC

245 Park Avenue

44th Floor

New York, NY 10167

(Name and address of agent for service)

Copy to:

Nicole M. Runyan, P.C.

Kim E. Kaufman

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 ("Securities Act"), other than securities offered in connection with a dividend reinvestment plan.
☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to section 8(c), or as follows:
☒	immediately upon filing pursuant to paragraph (b) of Rule 486.
☐	on (date) pursuant to paragraph (b) of Rule 486.
☐	60 days after filing pursuant to paragraph (a) of Rule 486.
☐	on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .
☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .
☒	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-289063.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 ("Investment Company Act")).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934).
☐	If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.
☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement ("Post-Effective Amendment No. 2") on Form N-2 (File Nos. 333-289063 and 811-23727) of Ares Private Markets Fund (the "Registration Statement") is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the "1933 Act"), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 2 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the 1933 Act, this Post-Effective Amendment No. 2 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C: OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial Statements:

Part A: Financial Highlights(10)

Part B: Statement of Assets and Liabilities, Schedule of Investments, Statement of Operations, Statements of Changes in Net Assets, Statement of Cash Flows, Financial Highlights, Notes to the Financial Statements, Report of the Independent Registered Public Accounting Firm(2); Statement of Assets and Liabilities, Schedule of Investments, Statement of Operations, Statement of Changes in Net Assets, Statement of Cash Flows, Financial Highlights, Notes to the Financial Statements(3)

(2)	Exhibits:

(a)	(1)	Certificate of Trust(4)

(2)	Certificate of Amendment to Certificate of Trust(5)

(3)	Declaration of Trust(4)

(4)	Amended and Restated Declaration of Trust(8)

(b)	Amended and Restated Bylaws(8)

(c)	Not applicable.

(d)	Second Amended and Restated Multiple Class Plan(8)

(e)	Dividend Reinvestment Plan(5)

(f)	Not applicable.

(g)	Amended and Restated Investment Advisory and Management Agreement(7)

(h)	(1)	Second Amended and Restated Distribution Agreement(1)

(2)	Form of Selected Dealer Agreement(1)

(3)	Second Amended and Restated Distribution and Servicing Plan(1)

(i)	Not applicable.

(j)	(1)	Form of Custody Agreement(5)

(2)	Amendment to Custody Agreement(6)

(k)	(1)	Form of Services Agreement(5)

(2)	Expense Limitation Agreement(9)

(3)	Form of Purchase and Sale Agreement for Secondaries Acquisition Transaction(7)

(l)	Opinion and Consent of Counsel(9)

(m)	Not applicable

(n)	Consent of Independent Registered Public Accounting Firm(10)

(o)	Not applicable

(p)	(1)	Initial Subscription Agreement(5)

(2)	Forms of Investor Subscription Agreement(9)

(q)	Not applicable

(r)	(1)	Code of Ethics of the Registrant(9)

(2)	Code of Ethics of Adviser and Distributor(9)

(s)	Filing Fee Table(9)

(t)	Power of Attorney(9)

(1)	Filed herewith.
(2)	Incorporated by reference to the Registrant's Annual Report for the fiscal year ended March 31, 2025 (File No. 811-23727) as filed with the SEC on Form N-CSR on June 5, 2025.
(3)	Incorporated by reference to the Registrant's Semi-Annual Report for the period ended September 30, 2025 (File No. 811-23727) as filed with the SEC on Form N-CSR on December 5, 2025.
(4)	Incorporated by reference to the corresponding exhibit of the Registrant's Registration Statement on Form N-2 (File Nos. 811-23727 and 333-258821) (the "Initial Registration Statement"), filed on August 13, 2021.
(5)	Incorporated by reference to the corresponding exhibit of Pre-Effective Amendment No. 3 to the Initial Registration Statement, filed on March 23, 2022.
(6)	Incorporated by reference to the corresponding exhibit of Post-Effective Amendment No. 1 to the Initial Registration Statement, filed on June 30, 2023.
(7)	Incorporated by reference to the corresponding exhibit of the Registrant's Registration Statement on Form N-2 (File Nos. 811-23727 and 333-275060) (the "October 2023 Registration Statement"), filed on October 17, 2023.
(8)	Incorporated by reference to the corresponding exhibit of the Registrant's Registration Statement on Form N-2 (File Nos. 811-23727 and 333-281088) (the "July 2024 Registration Statement"), filed on July 29, 2024.
(9)	Incorporated by reference to the corresponding exhibit of the Registrant's Registration Statement on Form N-2 (File Nos. 811-23727 and 333-289063) (the "July 2025 Registration Statement"), filed on July 29, 2025.
(10)	Incorporated by reference to the corresponding exhibit of Post-Effective Amendment No. 1 to the July 2025 Registration Statement, filed on July 30, 2025.

Item 26. Marketing Arrangements

See the Second Amended and Restated Distribution Agreement and Form of Selected Dealer Agreement, which are filed as Exhibit (h)(1) and (h)(2) respectively, hereto.

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with the Registrant

Each of Ares Landmark Private Markets Fund-D, LLC, Ares Landmark Private Markets Fund-D Blocker, LLC, Ares Private Markets Fund Blocker, LLC, Ares Private Markets Fund-ND LLC and Ares Private Markets Fund-EU LLC, each a Delaware limited liability company, is a wholly-owned subsidiary of the Registrant and is consolidated for financial reporting purposes. In addition, the Registrant, Ares Landmark Private Markets Fund-D, LLC, Ares Landmark Private Markets Fund-D Blocker, LLC, Ares Private Markets Fund Blocker, LLC, Ares Private Markets Fund-ND LLC and Ares Private Markets Fund-EU LLC may be deemed to be controlled by Ares Capital Management II LLC ("ACM II"), the investment adviser of the Registrant. Information regarding the ownership of ACM II is set forth in its Form ADV as filed with the SEC (File No. 801-72399), and is incorporated herein by reference.

Item 29. Number of Holders of Securities

The following table sets forth the number of record holders of shares of beneficial ownership of the Registrant as of November 30, 2025:

Title of Class	Number of Record Holders
Shares of Beneficial Ownership for Class A	10,097
Shares of Beneficial Ownership for Class D	280
Shares of Beneficial Ownership for Class I	3,992

Item 30. Indemnification

Reference is made to Article V of Registrant's Amended and Restated Declaration of Trust (the "Declaration of Trust") filed as Exhibit (a)(4) to the July 2024 Registration Statement.

Reference is also made to:

●	Section 8 of the Registrant's Amended and Restated Investment Advisory and Management Agreement, which is filed as Exhibit (g) to the October 2023 Registration Statement; and

●	Section 8 of the Registrant's Second Amended and Restated Distribution Agreement, which is filed as Exhibit (h)(1) hereto.

The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to the trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by the trustees, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by the trustees, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

ACM II serves as the investment adviser to the Registrant. ACM II is engaged in the investment advisory business. For information as to the business, profession, vocation or employment of a substantial nature in which ACM II and each of its executive officers and directors is or has been, during the last two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee, reference is made to the information set forth in ACM's Form ADV (File No. 801-72399), as filed with the SEC and incorporated herein by reference.

Item 32. Location of Accounts and Records

The Declaration of Trust, Bylaws and minute books of the Registrant and certain investment adviser records are in the physical possession of ACM II at 245 Park Avenue, 44th Floor, New York, NY 10167. All other accounts, books and other documents required to be maintained under Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are in the physical possession of the Fund's custodian at 928 Grand Blvd., 10th Floor, Kansas City, MO 64106 and the Fund's administrator, ALPS Fund Services, Inc., 1290 Broadway, Suite 1000, Denver, CO 80203, except for certain transfer agency records which are maintained by DST Asset Manager Solutions, Inc., 333 West 11th Street, 5th Floor, Kansas City, MO 64105.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant hereby undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	Not applicable.

(2)	each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.

5.	Not applicable.

6.	Not applicable.

7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 (the "Securities Act") and the Investment Company Act of 1940, the Registrant represents that this Amendment to the Registration Statement meets all the requirements for effectiveness pursuant to Rule 486(b) under the Securities Act and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 23rd day of December, 2025.

ARES PRIVATE MARKETS FUND

By:	/s/ Barry Miller
Name:	Barry Miller
Title:	President, Chief Executive Officer and Trustee

Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on the 23rd day of December, 2025.

/s/ Barry Miller	President, Chief Executive Officer and Trustee
Barry Miller

/s/ Christina Oh	Principal Financial Officer and Assistant Treasurer
Christina Oh

/s/ Rajat Dhanda*	Trustee
Rajat Dhanda

/s/ Patrick Dooley*	Trustee
Patrick Dooley

/s/ Edward Lewis*	Trustee
Edward Lewis

/s/ David Sachs*	Trustee
David Sachs

/s/ Paola Sapienza*	Trustee
Paola Sapienza

/s/ Lawrence Schloss*	Trustee
Lawrence Schloss

/s/ Nathan Walton*	Trustee
Nathan Walton

/s/ Kent Weldon*	Trustee
Kent Weldon

*By:	/s/ Barry Miller
Barry Miller
as Attorney-in-Fact

EXHIBIT LIST

(h)(1)	Second Amended and Restated Distribution Agreement
(h)(2)	Form of Selected Dealer Agreement
(h)(3)	Second Amended and Restated Distribution and Servicing Plan